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Exhibit 2.3

AMENDMENT TO
AGREEMENT AND PLAN OF MERGERS

        The parties hereto entered into and executed an Agreement and Plan of Mergers dated October 13, 2004. A clerical error was made in the preparation of such instrument, and it is intended hereby to correct such error.

        Such Agreement and Plan of Mergers is AMENDED by deleting therefrom the text of clause I.F.(v) thereof and by substituting therefor, as such clause I.F.(v), the following provision:

    "the aggregate amount of cash distributions made to equity owners of a specific Partnership subsequent to June 30, 2004 (other than and excluding distributions of considerations paid to a Partnership for transactions effected pursuant to clauses IV.C.3 and IV.C.4 and the Fresno Kern and Associates LP transaction defined in Schedule IV.C.1), to the extent that said distributions were not recorded or reflected on the face of the Interim Financial Statements and the related notes thereto of a specific Partnership included in Appendix II attached hereto."

        Except as hereby amended, such Agreement and Plan of Mergers shall continue in effect according to its terms and provisions.

        EXECUTED this 26th day of October, 2004.

WYNN-CROSBY ENERGY, INC.,
for itself and as general partner of each of
the limited partnerships identified as
General Partners in the Agreement and Plan
of Mergers hereinabove described, each of
which general partners executes on behalf of
itself and the Limited Partnership of which it
is identified in such Agreement and Plan of
Mergers as general partner
By:	/s/ RONALD W. CROSBY Ronald W. Crosby, President
WCOG PROPERTIES, LTD. By Wynn-Crosby GP, LLC, its General Partner
By:	/s/ RONALD W. CROSBY Ronald W. Crosby, Sole Manager
/s/ RONALD W. CROSBY RONALD W. CROSBY
PETROHAWK ENERGY CORPORATION
By:	/s/ FLOYD C. WILSON Floyd C. Wilson, President

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  Exhibit 2.3
AMENDMENT TO AGREEMENT AND PLAN OF MERGERS